
SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
193
SECTION


11019583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . .12.00

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 04806 15313

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Mutual Service Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22nd Floor
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Mitchell **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr. (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Christopher Mitchell, affirm that, to the best of my knowledge and belief, the financial statements and supplemental schedules pertaining to Mutual Service Corporation (the "Company"), as of and for the year ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title



Notary Public

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Changes in Stockholder's Equity.
- (x) (e) Statement of Cash Flows.
- ( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
- (x) Notes to Financial Statements.
- (x) (g) Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
- ( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (l) An Oath or Affirmation.
- (x) (m) A Copy of the SIPC Supplemental Report. (Filed Separately)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
- ( ) (o) Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity

ACKNOWLEDGMENT

State of California
County of San Diego)

On February 25, 2011 before me, Ginger Aston, Notary Public
(insert name and title of the officer)

personally appeared Christopher Mitchell,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s),~~ or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


GINGER ASTON
Commission # 1910692
Notary Public - California
San Diego County
My Comm. Expires Oct 28, 2014

Signature [signature] (Seal)

Mutual Service Corporation

(SEC I.D. No. 8-04806)

Statement of Financial Condition as of December 31, 2010, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mutual Service Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Mutual Service Corporation (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mutual Service Corporation at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company ceased operations as an active broker-dealer on September 14, 2009. The Company expects to withdraw its registration with the Financial Industry Regulatory Authority, Inc. and has maintained sufficient capital to carry out any remaining activities during the interim.



February 25, 2011

MUTUAL SERVICE CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(Dollars in thousands, except par value)

ASSETS	
Cash and cash equivalents	$ 15,061
Restricted cash (Note 3)	2,075
Cash segregated under federal and other regulations	50
Receivables, net of allowances of $335	2,251
Due from affiliates	11,088
Prepaid expenses	261
Total assets	$ 30,786
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Drafts payable	$ 308
Accounts payable and accrued liabilities	5,307
Due to affiliates	1,742
Total liabilities	7,357
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 2,280 shares issued and outstanding	2
Additional paid-in capital	42,655
Accumulated deficit	(19,228)
Total stockholder's equity	23,429
Total liabilities and stockholder's equity	$ 30,786

See notes to statement of financial condition.

MUTUAL SERVICE CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Mutual Service Corporation ("MSC" or the "Company"), a Michigan corporation, was incorporated in 1969. MSC is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a subsidiary of LPL Independent Advisor Services Group LLC ("IASG"). IASG's direct parent is LPL Holdings, Inc. ("LPLH"), which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"). Contemporary Financial Solutions, Inc. ("CFS"), a Delaware corporation, was a wholly owned subsidiary of MSC and was incorporated in 2002. CFS ceased operations on December 21, 2007, and the corporation was dissolved on October 6, 2010.

On July 10, 2009, LPLIH committed to a corporate restructuring plan to consolidate the operations of MSC and several other affiliated broker-dealers with those of LPL Financial LLC ("LPL Financial"), another subsidiary of LPLIH. In connection with the consolidation, certain employees of the Company moved to LPL Financial and their ongoing compensation and benefit obligations were transferred.

Prior to the consolidation of operations, the Company provided products and services to a broad range of independent financial advisors ("advisors"), which enabled them to offer independent financial advice to retail investors ("clients") throughout the United States of America. This business was introduced by the Company to another non-affiliated clearing broker-dealer on a fully-disclosed basis. MSC ceased operations as an active broker-dealer on September 14, 2009. As of December 31, 2010, the Company had no active employees, advisors or client accounts. The Company expects to withdraw its registration with FINRA and has maintained sufficient capital to carry out any remaining activities during the interim.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the statement of financial condition and related disclosures. Actual results could vary from those estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. The Company has evaluated subsequent events up to and including the date this statement of financial condition was issued.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Income Taxes—The Company estimates income tax expense based on various jurisdictions where it conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions and

newly enacted statutory, judicial and regulatory guidance. These changes could have a material impact on the Company's statement of financial condition in the period or periods in which they occur.

The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company accounts for uncertain tax positions by recognizing the tax effects of a position in the statement of financial condition only if it is "more-likely-than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days, which are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—The Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Receivables—Receivables primarily consist of amounts due from the sale of approximately 202,000 shares of a Real Estate Investment Trust, which were purchased from clients of former advisors for $1.9 million as a client accommodation, and subsequently sold to a third party for $1.1 million, which was outstanding at December 31, 2010. The loss on the sale was covered under the Company's errors and omissions insurance policy, and the Company recorded a receivable for $0.8 million, less a $25,000 insurance deductible.

Receivables also contain an indemnification receivable from an indemnifying party for legal costs related to proceedings, claims and settlements on certain matters that were incurred by the Company and loans and other accrued fees from former advisors that have been fully reserved. Management evaluates the allowance for uncollectible amounts periodically and makes adjustments based on the historical experience of collection trends.

Fixed Assets—Prior to the consolidation of operations, computers and purchased software were recorded at cost, net of accumulated depreciation and amortization. Depreciation was recognized using the straight-line method over the estimated useful lives of the assets. Computers and purchased software were depreciated over a period of three years. In 2010, and in connection with the consolidation, the Company abandoned its remaining fixed assets at the time it fully vacated its lease facility. See Note 3 for further discussion.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, future legal expenses, the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an advisor, likely insurance coverage, indemnifications from third parties, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Recently Issued Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements* (ASU 2010-6). ASU 2010-6 requires new disclosures regarding significant transfers into and out of Level 1 and Level 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. This ASU also clarifies existing disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. The adoption of ASU 2010-6 did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

The corporate restructuring plan to consolidate the Company's operations with LPL Financial was affected to enhance service offerings to advisors while also generating efficiencies. The Company has recorded severance and one-time involuntary termination benefit accruals in accounts payable and accrued liabilities within the statement of financial condition. In addition, the Company has accrued for costs related to the conversion and transfer of its advisors and their client accounts and the early termination and abandonment of its lease arrangements offset by estimates for sub-lease efforts. The Company completed this initiative and expects to pay all costs in the first half of 2011; however, adjustments may occur due to estimates of abandoned lease obligations with terms that extend through 2018 (See Note 5).

In 2009, as a condition for the regulatory approval of the transfer, the Company was required to deposit $8.6 million into an escrow account pending the resolution of certain matters, of which $7.2 million was released. In 2010, the Company deposited an additional $1.3 million into the escrow account, and withdrew $0.7 million. The Company has classified the escrow account as restricted cash within the statement of financial condition.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- ***Level 1***—Quoted prices in active markets for identical assets or liabilities.
- ***Level 2***—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- *Level 3*—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2010, the Company's recurring measurements included $4.4 million in money market funds that have active markets and qualify as Level 1 measurements within the fair value hierarchy. Money market funds have been classified as cash and cash equivalents in the statement of financial condition.

5. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment under various non-cancelable operating leases for its former headquarters location. The location was fully abandoned in April 2010 and the Company accrued for costs associated with scheduled base rent and common area maintenance fees, which were partially offset by a sublease agreement that was executed in December 2010 (See Note 3).

Future minimum payments representing scheduled base rent under lease commitments with remaining terms greater than one year, as of December 31, 2010 are as follows (in thousands):

2011	$ 754
2012	779
2013	806
2014	834
2015	862
Thereafter	1,969
Total	$ 6,004

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable that a liability has occurred and the amount can be reasonably estimated.

The Company has received third-party indemnification for legal costs related to proceedings, claims and settlements on certain matters. The indemnifying party has defended claims and continues to pay for related legal costs directly as well as reimbursed the Company for legal costs related to claims, which the Company has defended and paid related to these matters. The Company received $0.7 million for reimbursements for legal costs during the year ended December 31, 2010 and had $0.3 million in indemnification receivables due from the indemnifying party as of December 31, 2010, which is included in receivables in the statement of financial condition.

On October 1, 2009, written notice was received by LPLH on behalf of the Company and other affiliated broker-dealers from a third-party indemnitor under a certain purchase and sale agreement asserting that it could limit future indemnification of the Company for certain claims under the provisions of the purchase and sale agreement. The Company believes that this assertion is without merit and intends to vigorously dispute it. On November 20, 2009, the Company, along with LPLH and other affiliated broker-dealers, filed suit to enforce the indemnitor's performance pursuant to the provisions of the contract. In February 2010, the Company filed a motion for summary judgment with

the court, which was opposed by the third party indemnitor. In May 2010, the court heard oral argument on the motion and the parties are awaiting the court's ruling.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on the Company's statement of financial condition.

6. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement with LPLH and LPL Financial to receive various infrastructure and broker-dealer support services. In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates. Intercompany activities for the year ended December 31, 2010, included but were not limited to the Company's Tax Agreement resulting in payments due to LPLH, as well as various other business transactions with LPLH and LPL Financial.

Set forth below is a reconciliation of the Company's due from affiliates and due to affiliates as of December 31, 2010 (in thousands):

	Due from Affiliates	Due to Affiliates
LPL Holdings, Inc.	$ 11,088	$ —
LPL Financial LLC	—	1,742
Total	$ 11,088	$ 1,742

7. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $8.7 million, which was $8.2 million in excess of its minimum required net capital.

Security broker-dealers operate in a highly regulated industry, in which applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company was engaged in buying and selling securities and other financial instruments for clients of advisors. As a result of the cessation of continued operations, the Company no longer conducts such activities. The Company's advisors and their client accounts have transitioned to LPL Financial or to new firms.

******

Deloitte.

Deloitte & Touche LLP
350 S. Grand Ave.
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 25, 2011

To the Board of Directors and Stockholder of
Mutual Service Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statement of Mutual Service Corporation (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statement and included an explanatory paragraph regarding the cessation of operations as an active broker-dealer on September 14, 2009), in accordance with auditing standards generally accepted as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal

control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,



Member of
Deloitte Touche Tohmatsu